SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                     Report

                          for the month of August 2003

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                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name Into English)


                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F [X]            Form 40-F [ ]

                     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes      [ ]            No        [X]



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     Attached hereto as Exhibit 1 and incorporated by reference herein is the
Registrant's press release dated August 1, 2003, regarding its financial results for the six months ended June 30, 2003.

                                      -2-
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                                    SIGNATURE
                                    ---------

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    JINPAN INTERNATIONAL LIMITED
                                    (Registrant)



                                    By: /s/ Jing Yuqing
                                       --------------------------------------
                                       Name: Jing Yuqing
                                       Title: Director and Secretary


Dated: August 5, 2003


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                                  EXHIBIT INDEX

EXHIBIT NUMBER                     DESCRIPTION                       PAGE NUMBER
--------------                     -----------                       -----------

      1                 Press release dated August 1, 2003

                                    EXHIBIT 1

MARCH 21, 2003
Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone (201)-227-0680

AUGUST 1, 2003
ENGLEWOOD CLIFFS, NEW JERSEY
Company Contact: Mr. Mark Du
Telephone: (201) 227-0680


Jinpan International Limited (AMEX SYMBOL "JST') Announced 20% sales growth for the first 6 months

ENGLEWOOD CLIFFS, NJ-AUGUST 1, 2003- JINPAN INTERNATIONAL LIMITED
(JST) The company announced today that for the first six months ending 06/30/03, sales rose 20% to 12.6 million as compared with the same period last year. For the year 2003, the company estimates a sales growth of 18% to 24%. As for net income, the company estimates a 7% to 10% increase as compared to last year.
The recent outbreak of the SARS virus in China appears to have had little impact on our overall business for the first half of the year. We will continue to monitor the situation in the second half of the year. As the premier manufacturer of cast coil transformers in China, we plan to become a more global company by gaining market shares in the other regions of the world. In addition, we are looking for areas to provide a more complete package to our customers.
We look forward to realizing our goals and to continue delivering the greatest value to our customers.